[redacted]

12012910

SECURI[...]ISSION
Washington, D.C.

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FEB 29 2012
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310

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[illegible] 8-43548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GFI Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Water Street
(No. and street)

New York	**NY**	**10041**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Shields **212-968-4122**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GFI SECURITIES LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3)*

AFFIRMATION

We, William Shields and Conor McCarthy, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GFI Securities LLC, as of and for the year ended December 31, 2011, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Conor McCarthy
Finance Director

William Shields
Chief Compliance Officer

Subscribed to before me this
28 th day of Feb. 2012

Notary Public

CHRISTOPHER D'ANTUONO
Notary Public, State of New York
No. 02-DA6075470
Qualified in New York County
Commission Expires October 6, 20 14

GFI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 42,685,147
Deposits with clearing organizations	761,871
Commissions receivable	1,097,537
Receivables from clearing organizations	16,440,153
Financial instruments owned, at fair value	386,806
Receivables from affiliates	65,994
Prepaid bonuses and forgivable employee loans	18,778,366
Other assets	4,125,359
TOTAL	$ 84,341,233

LIABILITIES AND MEMBER'S INTEREST

LIABILITIES:	
Accrued compensation	$ 15,575,034
Accounts payable and accrued expenses	5,307,113
Financial instruments sold, not yet purchased, at fair value	22,039
Payables to clearing organizations	9,251,811
Payables to affiliates	11,335,712
Total liabilities	$ 41,491,709
SUBORDINATED LOAN PAYABLE	5,000,000
MEMBER'S INTEREST	37,849,524
TOTAL	$ 84,341,233

See notes to financial statements.